Exhibit 99.1

PRESS RELEASE

ERYTECH Responds to Akkadian’s Disinformation

▪Akkadian’s challenge of the merger is based on incomplete information and misleading arguments
▪Akkadian has not presented any valuable alternative option
▪Akkadian’s unfounded actions present a risk of destruction of shareholder value and loss of employment at two companies, and the potential loss of a strategically important technology in France
▪In this context, ERYTECH reminds its shareholders of the importance of participating in the Annual General Meeting on June 23 to support the proposed merger with PHERECYDES.

Cambridge, MA (U.S.) and Lyon (France), June 12, 2023, 7:00 am CEST – ERYTECH Pharma (Nasdaq & Euronext: ERYP), today reacts to a series of disinformation attempts by Akkadian Partners to try and destabilize ERYTECH.

“The activist investor that is trying to stop the merger project with Pherecydes, and in doing so willing to take the risk to destroy shareholder value of two companies, is using incomplete and erroneous information to destabilize ERYTECH”, said Gil Beyen, Chief Executive Officer of ERYTECH. “The proposed merger, announced in February this year, is the culmination of an intensive search of strategic alternatives for our company. It was carried out with specialized advice over more than a year and included in-depth examination of several dozen potential projects. It relies on strong operational complementarities and synergies. Its terms were freely negotiated between two independent companies and in the absence of any conflict of interest. These terms are balanced and based on a fair and equitable exchange parity, which was confirmed by an independent and well renowned, court-appointed expert. We remain more than ever convinced it is the best option for our company and its shareholders. Akkadian, with a minority stake in ERYTECH, has embarked in a communication strategy and an attempt to take a creeping control of the company by deceiving other shareholders into unfounded doubts on the transaction, instead of being transparent on their true intent and plans. To the best of our knowledge, Akkadian’s predation of ERYTECH’s corporate structure and cash will not support ideas of sufficient quality and robustness to create value for the company and its shareholders, on the contrary. Anybody who really, sincerely wants to save ERYTECH, should be allowed to vote at the General Assembly on June 23 and support ERYTECH’s merger project.”

On February 15, 2023, ERYTECH announced the strategic combination with PHERECYDES, a biotechnology company specializing in precision phage therapy to treat resistant and/or complicated bacterial infections, with the ambition to create a global leader in extended phage therapy and accelerate the development of a portfolio of phage candidates targeting pathogenic bacteria. The proposed transaction is structured as a merger of PHERECYDES into ERYTECH, pursuant to which PHERECYDES shareholders will receive 15 new ERYTECH shares for every 4 PHERECYDES shares they own.

On 13 April, Akkadian Partners, an entity domiciled in Luxembourg, crossed the threshold of 5% of the share capital of ERYTECH Pharma.

On May 1, Akkadian Partners informed the Board of ERYTECH that they intended to oppose the project of merging with Pherecydes and take de facto control of ERYTECH with a view to pursue alternative acquisition ideas with ERYTECH's cash.

On May 9, ERYTECH informed Akkadian that its board of directors, after due consideration, had determined that these ideas, were not in the best interest of ERYTECH and its stakeholders, remote from ERYTECH’s strategy and identity, and with significant uncertainty and risks associated. The board confirmed the strategic merger with PHERECYDES as the best option forward and stated that it will oppose any financial predation project which would not be in the best interest of the company and its stakeholders. It is worth to note that the most advanced idea brought forward by Akkadian was to take control of a U.S. company with a dubious history and whose founder had been convicted financial fraud, which filed for Chapter 11 bankruptcy protection in the United States a few weeks ago

On May 15, an independent merger appraiser (Commissaire à la fusion), appointed by the commercial court, has reviewed the fairness of the exchange ratio for the Proposed Merger and issued its reports. In accordance with applicable law, such reports have been made publicly available, including on ERYTECH’s website.

On May 15, AKKADIAN has started a disinformation campaign with press releases, press interviews and creation of a dedicated website, to incite ERYTECH’s shareholders to vote against the merger with PHERECYDES at the upcoming General Assembly. This campaign contains significant misrepresentations, errors and blunt defamation notably by alleging the perpetration of a fraud as well as the criminal offense of abuse of power.

On June 7, Akkadian, who had announced its "firm commitment" to ERYTECH’s Board on May 1 to hold 15% of the company’s share capital in the very short term and then increase its stake to 25%, declared in Court to own 1,850,000 shares of ERYTECH as of May 24, still representing only 5.4% of the company’s share capital and 5.2% of the voting rights.

The key arguments brough forward by Akkadian against the merger with Pherecydes are:

▪Valuation and exchange ratio

Akkadian states that there is no valuable reason to support the concept of a merger of equals, notwithstanding that this ratio has been validated by FINEXSI, a well-respected, independent appraiser, appointed by the President of the Commercial Court of Lyon (Commissaire à la fusion). FINEXSI is one of the most experienced judiciary experts in the field of merger and asset contribution audits, and independent appraisals of takeover bids within the meaning of the AMF General Regulation. As stated in its reports, FINEXSI conducted its work in accordance with "the professional doctrine of the Compagnie Nationale des Commissaires aux Comptes” applicable to this assignment". FINEXSI had access to a wide range of documentation and was able to interview all the management teams of the two companies involved in the merger. In accordance with applicable professional standards, FINEXSI has conducted a multicriteria analysis of the valuation of both ERYTECH and PHERECYDES, including asset values, market valuations at different periods and business plans and “Discounted Cash Flows” evaluations. The analysis of FINEXSI confirms the fairness of the proposed exchange parity for the merger.

To challenge the merger exchange ratio, Akkadian privately appointed a consultant, Abergel. This consultant acknowledges that they only had limited information available, i.e. much less than the court-appointed appraiser. They raise a number of questions and make erroneous conclusions that can be attributed to this lack of information and certain misunderstandings.

Akkadian and its consultant argue that ERYTECH is undervalued compared to Pherecydes in the merger agreement and that the exchange ratio is not valid. To support this, they point at:
a.ERYTECH’s cash balance of €30M at the end of March 2023 (€38M at the end of 2022). They forget to mention that ERYTECH has outstanding loans (€10M at the end of 2022), a significant amount of accounts payable (€5.1M at the end of 2022), and an operational use of cash, which will significantly limit the amount of available cash, except if it can be used for value creating projects, which is the whole idea of the merger, to make sure that the remaining assets and cash can be used to create value instead of losing its value.
b.Disparity between the market valuation of both companies. It is true that based on market capitalizations, the valuation of ERYTECH is currently almost twice as high as the one of Pherecydes. It should be noted, however, that earlier this year, ERYTECH’s market value was less than half of today’s value and that at the time of the signature of the “letter of intent” for the merger, both companies had almost equal market capitalizations. ERYTECH’s market capitalization has experienced a significant volatility in the recent period, also potentially driven by the speculative context created by the activist investor.
c.Akkadian and its consultant suggest that ERYTECH has active projects and value creation potential that it is not pursuing, such as attempting to get European approval for GRASPA in ALL, selling its manufacturing facility in France or leveraging its carry forward losses. These erroneous opinions, brought forward despite the information possessed by Akkadian, show the lack of seriousness or sincerity of their allegations:
i.Trying to get approval for GRASPA has unfortunately shown to be impossible. ERYTECH has tried to achieve this at multiple occasions and with the help of the best experts, but after two attempts in Europe and one in the USA, it has become clear that regulatory hurdles are not surmountable with the available product and clinical evidence. This was continuously explained at several public oral and written communications between 2018 and 2022, and in November 2022, Erytech announced it abandoned further development of GRASPA considering the multiple clinical and regulatory setbacks endured on that platform. Akkadian’s proposal to try again European approval for GRASPA in ALL is at best a blatant lack of knowledge in drug development, and also a blatant lack of sincerity while they, in the same time, proclaim their intent to avoid any drug development activity if in control of ERYTECH.
ii.Selling the Lyon manufacturing facility might be an option, but also here, multiple attempts have not been successful. The best option to create value from the manufacturing site might be to reserve it for Pherecydes programs once they get to the next stage of volume requirements. Another error to note in Akkadian’s allegations is that ERYTECH would have the majority of its remaining personnel working in the facility in view of its sale. In reality no personnel is employed in the manufacturing site since the end of 2022 and the current staff is focused on R&D activities and corporate obligations of a listed company.
iii.Carry forward losses: as explained in a report, mandated by Akkadian, and publicly available, the exploitation of the carry forward losses ERYTECH has built up over the years is subject to specific conditions. ERYTECH’s carry forward losses could be kept as a tax asset only if the company stayed in the same line of business of drug development activities, while it most likely would disappear with Akkadian’s alternative ideas of activities that have no link at all with ERYTECH’s past activities and nature of business. Here again, Akkadian’s allegations are at best a lack of knowledge, but conveying a misleading message to the company’s shareholders.

▪Conflict of interest

The search of strategic alternatives has been performed in close collaboration with a specialist international advisor, and closely monitored by ERYTECH’s board of directors, which, with exception of the CEO per the nature of his mandate, consisted entirely of independent directors.
The first phase of this exercise, that started in November 2021, immediately after the negative results of the Phase 3 trial in pancreatic cancer, has led to the sale of the manufacturing site in Princeton to Catalent. In the second phase, that started in May 2022, discussions with more than 50 companies have taken place and multiple letters of intent (LOI) have been negotiated and evaluated. This resulted in January 2023 to the prioritization of the merger option with Pherecydes and the signature of an LOI, which formed the basis for the merger agreement. The terms of the merger were freely negotiated between two independent companies and in the absence of any conflict of interest.

▪Better alternative projects

Akkadian claims to have better alternatives for Erytech. So far only two ideas have been presented by Akkadian, who however proclaimed that they would stay away from any drug development activity in any case. The ideas they brought were potential opportunities to take control of other companies, without any clarity on the stage of discussions and the likelihood of potential conversions. Both projects were far remote from ERYTECH’s strategy and competence basis, and were associated with significant uncertainty and risks. It is worth to note that the most advanced idea brought forward by Akkadian, which was to take control of a U.S. company with a dubious history and whose founder had been condemned for financial fraud, filed for Chapter 11 a few weeks ago.

Finally, it is important to note that a failure of the merger would only lead to the destruction of value for ERYTECH and its shareholders. Indeed, should the merger fail, it is unlikely that ERYTECH will be able to implement any alternative project due to the complexity of and time needed for such projects with, in practice, the risk for ERYTECH to be forced to enter into a liquidative mode until the total extinction of its resources.

About ERYTECH: www.erytech.com
ERYTECH is a biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases.
On February 15, 2023, ERYTECH announced its intended strategic combination with PHERECYDES to create a global player in extended phage. More detail can be found in the press release.
ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.
For more information, please visit www.erytech.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu

Forward-looking information
This press release contains forward-looking statements, forecasts and estimates with respect to the clinical results from and the development plans of eryaspase, business and regulatory strategy and anticipated future performance of ERYTECH and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation, statements regarding ERYTECH’s business and regulatory strategy and its evaluation of potential strategic transactions. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH's control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the failure to achieve certain regulatory and commercial milestones; (2) the inability to maintain the listing of ERYTECH’s shares on the Nasdaq Global Select market and the Euronext regulated market; (3) changes in applicable laws or regulations; (4) the possibility that ERYTECH may be adversely affected by other economic, business and/or competitive factors; (5) the inability to agree to terms on a long-term supply agreement with Catalent; and (6) other risks and uncertainties indicated from time to time in ERYTECH’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2021 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on April 27, 2022 and in the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.